================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934

                    For the fiscal year ended June 30, 1996
                         Commission file number 1-5170

            TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN
            ------------------------------------------------------
                           (Full title of the plan)

                               TRC COMPANIES, INC.
                               -------------------
            (Name of issuer of securities held pursuant to the plan)

                              5 Waterside Crossing
                           Windsor, Connecticut 06095
                           --------------------------
                    (Address of principal executive offices)

================================================================================

            TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
FINANCIAL STATEMENTS:
      Report of Independent Accountants..................................     3

      Statement of Net Assets Available for Benefits at
            June 30, 1996 and 1995.......................................     4

      Statement of Changes in Net Assets Available for Benefits for the
            Years Ended June 30, 1996 and 1995...........................     5

      Notes to Financial Statements......................................     6

ADDITIONAL INFORMATION:*

      Schedule of Assets Held for Investment Purposes at
            June 30, 1996 (Schedule I)...................................    12

      Schedule of Reportable Transactions for the Year Ended
            June 30, 1996 (Schedule II)..................................    13

EXHIBITS:

      Consent of Independent Accountants.................................    14


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator
      of TRC Companies, Inc.
      401(k) Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan at
June 30, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements take as a whole.

PRICE WATERHOUSE LLP


Hartford, Connecticut
December 19, 1996

            TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                               June 30,
Investments, at fair value:                             1996            1995
                                                    ------------    -----------
     Shares of registered investment
         companies (mutual funds) offered by
         Barclays Global Investors, as Trustee:

              Money Market Fund                      $   884,985    $ 1,087,045
              International Equity Fund                1,518,863      1,397,156
              Asset Allocation Fund                    2,463,403      2,514,241
              Growth Stock Fund                        3,645,549      3,050,132
              S&P 500 Stock Fund                       3,292,175      2,605,687
              U.S. Treasury Allocation Fund              901,192        907,002
                                                     -----------    -----------
                                                      12,706,167     11,561,263
     TRC Stock Fund                                    1,206,720        971,728
     Employee Loan Fund                                  436,338        274,553
     Other Investments                                     -             89,820
                                                     -----------    -----------

Net assets available for benefits                    $14,349,225    $12,897,364
                                                     ===========    ===========

The accompanying notes are an integral part of these financial statements

            TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                          Year Ended June 30,
                                                         1996           1995
                                                     -----------    -----------
Additions to net assets:
   Contributions:
       Employees                                     $ 1,459,147    $ 1,490,055
       Employer match                                    523,860        544,225
       Rollovers                                          23,591        568,263
                                                     -----------    -----------
                                                       2,006,598      2,602,543
                                                     -----------    -----------
   Investment income:
       Net realized and unrealized appreciation in
           market value of investments                 1,185,325      1,400,883
       Interest and dividend income                      652,885        354,763
                                                     -----------    -----------
                                                       1,838,210      1,755,646
                                                     -----------    -----------
   Total additions                                     3,844,808      4,358,189
                                                     -----------    -----------

Deductions from net assets:

   Benefits paid to participants                       2,388,279      1,157,150
   Administrative fees and expenses                        4,668          2,812
                                                     -----------    -----------
                                                       2,392,947      1,159,962
                                                     -----------    -----------
Net increase during year                               1,451,861      3,198,227
Net assets at beginning of year                       12,897,364      9,699,137
                                                     -----------    -----------
Net assets at end of year                            $14,349,225    $12,897,364
                                                     ===========    ===========

      The accompanying notes are an integral part of these financial statements.

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its subsidiaries who have completed ninety days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions
-------------

Generally, participants may contribute up to 15% of their base salary subject to certain limitations established by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% of base salary contributed, the Company may provide a matching contribution. The amount of the matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 1996 and 1995, the Company's matching contributions were equal to $.50 for each $1.00 contributed by the participants. For the year ended June 30, 1996, the Company's matching contributions were invested in the TRC Stock Fund. For the year ended June 30, 1995, fifty percent of the Company's matching contributions were invested in the TRC Stock Fund, with remaining matching contributions invested as the participants direct.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of forfeitures of terminated participants' nonvested accounts and Plan earnings. Allocations are based upon participant earnings or account balances.

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant is fully vested after four years of credited service.

Investment Options
------------------

Upon enrollment in the Plan, participants may direct contributions into mutual funds offered by Barclays Global Investors or into the TRC Stock Fund. Participants may change their investment options at any time.

Payment of Benefits
-------------------

If a participant's employment terminates before their account balances become fully vested, the nonvested portion of their account is forfeited and proportionately redistributed annually to remaining Plan participants. For the year ended June 30, 1996, forfeitures of $62,932 were redistributed. In the event of death or permanent disability, the participant or beneficiary becomes fully vested in their account balances.

Because of the tax deferred status of the Plan, participants generally may not withdraw, without incurring additional taxes and penalties, amounts from the Plan until retirement, death, permanent disability or termination of employment if such occurs prior to age 59-1/2. All distributions from the Plan are made in a lump sum.

Loans and Other In-Service Withdrawals
--------------------------------------

A participant may obtain a loan from the Plan repayable within a reasonable period of time and at a reasonable rate of interest. The amount of any loan is limited by government regulations to a portion of the participant's vested account balance. A participant may qualify for an in-service withdrawal. Such withdrawals are limited to a portion of their vested account balance and are generally subject to taxes and penalty.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The significant accounting and reporting policies followed by the Plan are summarized as follows:

Method of Accounting
--------------------

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles.

Investments
-----------

Investments of the Plan are stated at fair value, primarily by reference to published market data. Employee loans are stated at cost which approximates fair value. Realized and unrealized gains and losses are calculated based upon revalued cost in accordance with ERISA. Under this method, revalued cost equals current value at the beginning of the year or acquisition cost if acquired during the year.

Payment of Benefits
-------------------

Benefits to participants are recorded when paid.

Administrative Expenses
-----------------------

Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its subsidiaries. Participants exceeding the allowable number of investment changes and participants with loans from the Plan are charged administrative fees.

NOTE 3 - TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by letter dated October 5, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 - OTHER INVESTMENTS

In connection with the May 1994 transfer of assets into the Plan from the North American Weather Consultants Employees' Profit Sharing Plan, 11,976 shares of the Company's common stock were included. These shares were issued by the Company in connection with the October 1992 purchase of the outstanding capital stock of North American Weather Consultants were held for the benefit of certain Plan participants and restricted from sale under Rule 144 of the Securities
Act of 1933 until October 1995. In December 1995 the shares were sold and the proceeds distributed to the accounts of the participants.

NOTE 6 - INVESTMENTS COMPRISING 5% OR MORE OF PLAN ASSETS

Plan investments managed by Barclays Global Investors, as Trustee, that represent 5% or more of the Plan's assets at June 30, 1996 are as follows:


       Money Market Fund                       $    884,985
       International Equity Fund                  1,518,863
       Asset Allocation Fund                      2,463,403
       Growth Stock Fund                          3,645,549
       S&P 500 Stock Fund                         3,292,175
       U.S. Treasury Allocation Fund                901,192
       TRC Stock Fund                             1,206,720
                                               -------------
                                               $ 13,912,887
                                               =============

NOTE 7 - NET ASSETS AVAILABLE FOR BENEFITS

The net assets available for benefits applicable to each investment fund at June 30, 1996 and the changes in net assets for the year then ended are as follows:

                                                            Inter-                                                       U.S.
                                             Money         national         Asset         Growth        S&P 500        Treasury
                                             Market         Equity       Allocation       Stock          Stock        Allocation
                                              Fund           Fund           Fund           Fund           Fund           Fund
                                          ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for benefits at
   June 30,1995                           $  1,087,045   $  1,397,156   $  2,514,241   $  3,050,132   $  2,605,687   $    907,002

Contributions:
   Employees/employer match                    142,688        193,718        248,044        398,048        359,736         92,906
   Rollovers                                     2,750          4,590          1,665          7,497          5,911          1,178

Net realized and unrealized
   appreciation (depreciation) in
   market value of investments                       -        177,672        241,704        500,796        568,462        (14,490)

Interest and dividend income                    53,720              -         87,354        317,977        106,947         50,731

Benefits paid to participants                 (340,822)      (240,123)      (439,066)      (770,117       (390,776)       (75,639)

Administrative fees and expenses                (1,553)          (454)          (588)        (1,000)          (790)          (206)

Transfers (to) from other funds                (58,843)       (13,696)      (189,951)       142,216         36,998        (60,290)
                                          ------------   ------------   ------------   ------------   ------------   ------------

Net assets available for benefits at
   June 30, 1996                          $    884,985   $  1,518,863   $  2,463,403   $  3,645,549   $  3,292,175   $    901,192
                                          ------------   ------------   ------------   ------------   ------------   ------------


                                                  TRC Stock Fund
                                          ---------------------------
                                                              Non-                       Employee
                                           Participant    Participant       Other          Loan
                                            Directed       Directed      Investments       Fund          Total
                                          ------------   ------------   ------------   ------------   ------------
Net assets available for benefits at
   June 30,1995                           $    589,892   $    381,836   $     89,820   $    274,553   $ 12,897,364

Contributions:
   Employees/employer match                     34,574        513,293              -              -      1,983,007
   Rollovers                                         -              -              -              -         23,591

Net realized and unrealized
   appreciation (depreciation) in
   market value of investments                (131,685)      (140,842)       (16,292)             -      1,185,325


Interest and dividend income                         -              -              -         36,156        652,885

Benefits paid to participants                  (24,762)       (59,861)             -        (47,113)    (2,388,279)

Administrative fees and expenses                   (75)            (2)             -              -         (4,668)

Transfers (to) from other funds                 11,688         32,664        (73,528)       172,742              -
                                          ------------   ------------   ------------   ------------   ------------
Net assets available for benefits at
   June 30, 1996                          $    479,632   $    727,088   $          -   $    436,338   $ 14,349,225
                                          ------------   ------------   ------------   ------------   ------------

The net assets available for benefits applicable to each investment fund at June 30, 1995 and the changes in net assets for the year then ended are as follows:

                                                            Inter-                                                       U.S.
                                             Money         national        Asset           Growth        S&P 500       Treasury
                                             Market         Equity       Allocation        Stock          Stock       Allocation
                                              Fund           Fund           Fund           Fund           Fund           Fund
                                          ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for benefits at
   June 30, 1994                          $    734,445   $  1,266,966   $  1,994,198   $  2,178,141   $  1,950,096   $    854,945

Contributions:
   Employees/employer match                    198,592        234,057        333,558        396,273        394,896        140,197
   Rollovers                                    38,070         95,628        114,728        132,237        125,781         25,798

Net realized and unrealized
   appreciation (depreciation) in
   market value of investments                       -           (878)       308,706        822,710        422,410         32,599

Interest and dividend income                    60,606              -        126,755         15,639         73,131         56,775

Benefits paid to participants                 (199,762)       (95,736)      (207,574)      (204,227)      (234,924)      (131,141)

Administrative fees and expenses                (1,015)          (259)          (367)          (508)          (460)          (164)

Transfers (to) from other funds                256,109       (102,622)      (155,763)      (290,133)      (125,243)       (72,007)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for benefits at
   June 30, 1995                          $  1,087,045   $  1,397,156   $  2,514,241   $  3,050,132   $  2,605,687   $    907,002
                                          ------------   ------------   ------------   ------------   ------------   ------------

                                                TRC Stock Fund
                                          ---------------------------
                                                              Non-                       Employee
                                           Participant    Participant      Other           Loan
                                            Directed       Directed     Investments        Fund           Total
                                          ------------   ------------   ------------   ------------   ------------
Net assets available for benefits at
   June 30, 1994                          $    157,748   $    179,173   $    119,760   $    263,665   $  9,699,137

Contributions:
   Employees/employer match                     64,594        272,113              -              -      2,034,280
   Rollovers                                    36,021              -              -              -        568,263


Net realized and unrealized
   appreciation (depreciation) in
   market value of investments                 (61,212)       (93,512)       (29,940)             -      1,400,883

Interest and dividend income                         -              -              -         21,857        354,763

Benefits paid to participants                  (14,101)       (29,157)             -        (40,528)    (1,157,150)

Administrative fees and expenses                   (39)             -              -              -         (2,812)

Transfers (to) from other funds                406,881         53,219              -         29,559              -
                                          ------------   ------------   ------------   ------------   ------------
Net assets available for benefits at
   June 30, 1995                          $    589,892   $    381,836   $     89,820   $    274,553   $ 12,897,364
                                          ------------   ------------   ------------   ------------   ------------

NOTE 8 - SUBSEQUENT EVENT/PLAN AMENDMENT

Beginning October 1, 1996, the Plan was amended to allow participants to direct employer matching contributions.

                                                                     SCHEDULE I

             TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

   ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT JUNE 30, 1996


       Identity of Party                                          Number        Historical         Market
           Involved                Description of Asset          of Units          Cost            Value
-----------------------------    ------------------------     ------------    ------------     ------------
  Barclays Global Investors       Money Market Fund               884,985       $ 884,985        $ 884,985
  Barclays Global Investors       International Equity Fund       108,879       1,324,058        1,518,863
  Barclays Global Investors       Asset Allocation Fund           205,970       2,158,635        2,463,403
  Barclays Global Investors       Growth Stock Fund               224,618       2,732,725        3,645,549
  Barclays Global Investors       S&P 500 Stock Fund              225,029       2,493,210        3,292,175
  Barclays Global Investors       TRC Stock Fund                   98,383         949,399          901,192
  Barclays Global Investors       Employee Loan Fund, bearing     219,404       1,604,063        1,206,720
                                   interest at 7.0% to 10.0%
                                   repayable over one to ten years                436,338          436,338
                                                                              ------------     ------------
                                                                             $ 12,583,413     $ 14,349,225
                                                                              ------------     ------------

                                                                    SCHEDULE II

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED JUNE 30, 1996

Transactions with the same person or the same issue aggregating 5% or more of the current value of Plan assets as of the beginning of the year:

Purchase Transactions:

          Identity of Party                                                           Number              Purchase
              Involved                           Description of Asset                of Units              Price
------------------------------------     ----------------------------------        ------------      ------------------
     Barclays Global Investors              Money Market Fund                           46            $      406,027
     Barclays Global Investors              International Equity Fund                   63                   348,878
     Barclays Global Investors              Asset Allocation Fund                       63                   579,361
     Barclays Global Investors              Growth Stock Fund                           82                 1,025,170
     Barclays Global Investors              S&P 500 Stock Fund                          71                   624,580
     Barclays Global Investors              TRC Stock Fund                              42                   672,292

Sales Transactions:


       Identity of Party                                                     Number      Historical        Sales        Realized
           Involved                        Description of Asset            of Units         Cost           Price       Gain/(Loss)
--------------------------------     --------------------------------    ------------   ------------   ------------   -------------
   Barclays Global Investors            Money Market Fund                      70        $ 652,142       $652,142        $   -
   Barclays Global Investors            International Equity Fund              78          367,987        404,843          36,856
   Barclays Global Investors            Asset Allocation Fund                  75          782,240        871,903          89,663
   Barclays Global Investors            Growth Stock Fund                      86          703,538        930,550         227,012
   Barclays Global Investors            S&P 500 Stock Fund                     81          402,403        506,552         104,149
   Barclays Global Investors            TRC Stock Fund                         80          202,454        164,773         (37,681)

The purchase and selling price for each reportable transaction represents its current value at the time of acquisition or disposition. Gains and losses are calculated based upon historical cost whereas gains and losses in the financial statements are calculated based upon revalued cost in accordance with ERISA, see Note 2.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-70662) of our report dated December 19, 1996 appearing on page 3 of the TRC Companies, Inc. 401(k) Retirement and Savings Plan's Annual Report on Form 11-K for the year ended June 30, 1996. We also consent to the reference to us under the caption "Experts" in such Registration Statement.


PRICE WATERHOUSE LLP

Hartford, Connecticut
December 20, 1996

                                   Signature

Pursuant to the requirements of the Securities Exchange Act of 1993, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 TRC COMPANIES, INC. 401(k)
                                                RETIREMENT AND SAVINGS PLAN

                                       By        /s/ Harold C. Elston, Jr.
                                         --------------------------------------
                                                     Harold C. Elston, Jr.
                                                Vice President and Treasurer

December 20, 1996